March 20, 2009

Ramin M. Olson, Esq.

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Registration Statement on Form S-1 for

Filed January 29, 2009

File No. 333-157010

Dear Mr. Olson,

Thank you for your comment and assistance in regards to our above filing. We have endeavored to edit our submission in consideration of your recommendations.

We have provided a currently dated Financial Statements as well as an updated auditor’s consent. We have also updated the form S-1 accordingly.

Thank you.

/s/ Andre luiz Nascimento Moreira

Andre Luiz Nascimento Moreira

President

Alarming Devices, Inc.

www.alarmingdevices.[dot]com

775-284-3707